EXHIBIT 4.5

WARRANTS PLAN 2023

(English translation)

SUBSCRIPTION RIGHTS 2023

REGULATIONS

1.Definitions

The terms listed below have the following meaning:

Affiliated Company	a company affiliated with the Company within the meaning of Article 11 of the Code on Companies and Associations ;
Authorized representative of the Board of Directors

The person to whom the Board of Directors of the Company has granted the power to perform all operations which are necessary or useful in connection with the offering of the Subscription rights and to achieve the issuance of Subscription rights.

Beneficiary

the person who, in accordance with Article 4.7.2, has been appointed by the Holder of the Subscription Rights to exercise the rights of the Holder of the Subscription Rights after the Subscription Rights Holder’s death;

Board of Directors	the Board of Directors of the Company
Company	Materialise NV, with registered office at 15 Technologielaan, 3001 Leuven, and with enterprise number VAT BE 0441.131.254 (Leuven Legal Entities Register);
Consultant Agreement	The contract, other than a Directorship or Employment Agreement, under which services are provided to the Company or an Affiliated Company;
Date of the Offer	the date on which the authorized representative of the Board of Directors has offered the Subscription Rights to the Selected Participants in accordance with the second paragraph of Article 4.3.1;
Directorship	A mandate or office as director of the Company or an Affiliated Company;
Employment Agreement

the agreement in the sense of the Employment Contracts Act of 3 July 1978 (or an agreement under any law other than Belgian law which corresponds with the content hereof) under which a person performs services in subordination to the Company or an Affiliated Company;

End of Employment, Consultancy Agreement or the Directorship

the effective date upon which the termination, for whatever reason, of the Employment Agreement or Consultant Agreement between the relevant Selected Participant and the Company or any Affiliated Company or the Selected Participant’s Directorship within the Company or any Affiliated Company takes effect, with the exception of a termination that shall be accompanied by simultaneous employment in the context of a (possibly new) Employment Agreement or Consultancy Agreement with the Company or any Affiliated Company or by a (potentially new) appointment as a director of the Company or an Affiliated Company;

Exercise Period	the period or periods during which the Selected Participant may exercise the Subscription Rights granted to him, in accordance with Article 4.6, to acquire ordinary shares of the Company;
Exercise price	the price for obtaining one ordinary share upon exercising a Subscription Right, as defined herein;
General meeting	the general meeting of the Company
Offer	the offer of the Subscription rights about which the Selected Participant has been notified in accordance with Article 4.3.1 of this regulation;
Transfer

The selling, offering for sale, forward selling, pledging of securities or the granting of a usufruct or any other right thereon or allowing options to buy or sell securities or access thereto in a different way, or the closing of any swap or other agreement transferring in whole or in part the economic benefits of ownership of securities, whether such transfer shall be made for payment or not, by way of general legal succession or in any other manner and irrespective whether such transaction shall be processed by means of delivery of securities, in cash or by some other method;

Securities

shares, bonds and other securities, whether or not representing the capital, and which grant voting rights or not, as well as securities granting the right to subscribe to or to purchase securities or to conversion into securities;

Selected Participant

the person to whom the Subscription Rights shall be offered by the Authorized representative of the Board of Directors.

Under the SOP, the Selected Participants are the persons who, at the time of the Offer, are linked to the Company through an Employment Agreement, or, directly or indirectly through a management company, through a Consultancy Agreement or, directly or indirectly through a management company, through a Directorship and to whom Subscription Rights shall be offered by the Authorized representative of the Board of Directors.

Acceptance form

The form which must be completed and signed by the Selected Participant for acceptance or refusal of the Subscription Rights offered to him / her, and which (in the case of acceptance) must contain a proxy for registration of the grant of the Subscription Rights accepted by him/her.

Subscription Right	a right to subscribe issued by the Company which entitles the Selected Participant to subscribe to one ordinary share, in accordance with the Regulation and with the Acceptance Form.
Holder of the Subscription Rights	the person registered in the Company’s Subscription Rights’ Register as the holder of one or more Subscription rights.

2.Additional conditions; modifications

The Board of Directors, or one or more proxy holders can decide, at any moment, for all or a part of the Subscription Rights, to:

- impose additional conditions or restrictions to the Offer or the exercisability of the Subscription Rights; and

- modify these Regulations.

The modifications or completion of these regulations can not limit the rights associated with a granted Subscription Right without the consent of the relevant Holder of the Subscription Right.

3.Issue Price and Exercise Price of the Subscription Rights

The Subscription Rights shall be offered for free.

Each Subscription Right entitles the holder to subscribe to one ordinary share, under the conditions described below.

The exercise Price of the Subscription Rights will be determined by the Board of Directors or one or more proxy holders mandated for that purpose, on the Date of the Offer, taking into account the applicable legal rules.

The Exercise Price will be booked as statutory capital for an amount equal to the fraction value which the ordinary shares have at the moment of the issuance of ordinary shares resulting from the exercise of the relevant Subscription Right. The amount that exceeds the fraction value, will be booked as issuance premium.

4.Issuance and exercise conditions of the Subscription Rights

4.1.Number of ordinary shares

Each Subscription Right entitles the Holder of the Subscription Right the right to subscribe to one (1) ordinary share.

4.2.Eligible persons

The Subscription Rights shall be offered to the Selected Participants. Within the limitations stipulated in the aforementioned sentence, the Board of Directors or one or more proxyholders empowered thereto by the Board of Directors will decide who the Selected Participants are and what the Exercise Price and the other issuance- and exercise conditions are for the Subscription Rights according to the stipulation of these Regulations.

Offers under these Regulations are not necessarily identical for every Selected Participant.

The Company shall apply the appropriate tax and special tax treatment resulting from free subscription of the Subscription Rights by the Selected Participants who accept the Offer and to whhom the Act of 26 March 1999 applies.

4.3Offer, Acceptance, Grant and Vesting of the Subscription Rights

4.3.1.Offer of the Subscription Rights to the Selected Participants

The Selected Participants will be informed of this Offering by the Authorized representative of the Board of Directors (with a possibility for further sub-delegation).

A form shall be made available to the Selected Participants, indicating the number of Subscription Rights offered to them, the Exercise Price, as well as the other issuance and exercise conditions of the Subscription Rights. An Acceptance form shall be attached to the notification.

4.3.2.Acceptance period

Each Selected Participant has the right to either accept or refuse the Offer. The acceptance must happen in writing by the marking of the option acceptance, with a specification of the number of accepted Subscription Rights on the Acceptance Form created for that purpose. The Acceptance From must be completed and signed before the date mentioned therein and be returned by the Selected Participant to the Company. If the Selected Participant has not accepted the Subscription Rights in writing before the date mentioned in the Acceptance Form through submitting the Acceptance Form (except in case of a prolonged acceptance period by the Board of Directors or one or more of the Authorized Representatives of the Board of Directors), he/she will be irrevocably be deemed to have refused the Offer and no acceptance of the Subscription Rights will be possible.

Acceptance may cover all or part of the Subscription Rights offered. For clarity, it is stated that no parts of Subscription Rights shall be issued.

Notwithstanding the aforementioned, the Offer and the Acceptance of the Subscription Rights may be included in a specific subscription agreement or added in a different (written) agreement which is concluded between the Company and the Selected Participant.

Explicitly or tacitly refused Subscription Rights can still be offered to the same or different Selected Participants.

4.3.3.Grant of the Subscription rights

After the expiry of the aforementioned Acceptance Period, the Authorized representative of the Board of Directors shall, within a reasonable time, proceed with the registration thereof in the Subscription Rights register of the Company of the Holder of the Subscription Rights with a mentioning of the number of Subscription Rights which have been accepted by the Selected Participants in accordance with the stipulations of these regulations (the “Grant”).

4.3.4.Vesting of the Subscription rights

Prior to or at the moment of the Offer, the Board of Directors or one or more proxy holders empowered by the Board thereto, may decide whether, when and to which extent the offered Subscription Rights will be vested for the Selected Participant.

Unless otherwise decided b the Board of Directors or one or more proxy holders empowered thereto prior to or at the moment of the Offer, the Subscription Rights will vest after Grant to a Selected Participant only over a period of four years, int eh following manner:

-	The first trench of 10% of the total number of the Subscription Rights granted to the Selected Participants (in accordance with article 4.3.3) on 31 December 2025;
-	The second trench of 20% of the total number of the Subscription Rights granted to the Selected Participants (in accordance with article 4.3.3) on 31 December 2026;
-	The third trench of 30% of the total number of the Subscription Rights granted to the Selected Participants (in accordance with article 4.3.3) on 31 December 2027;
-	The fourth trench of 40% of the total number of the Subscription Rights granted to the Selected Participants (in accordance with article 4.3.3) on 31 December 2028;

The above in each instance on the condition that this person, on the relevant date of Vesting, is still connected by an Employment Agreement or a Consultant Agreement with the Company or with an Affiliated Entity or exercises a Director’s mandate in the Company or the Affiliated Entity (uness otherwise decided by the Board of Directors or one or more proxy holders appointed thereto by the Board of Directors for all or a part of the Subscription Rights).

Still after the Offer of the Subscription Rights, the Board of Directors or one or more proxy holders appointed thereto by the Board of Directors may adjust the conditions for vesting for all or part of the Subscription Rights, it being understood that the rights of the Holder of the Subscription Rights may not be limited without the consent of the Holder of the Subscription Rights. For example, the Board of Directors or one or more proxy holder appointed thereto can allow that all or a part of the Subscription Rights, which have not vested at the End of the Employment Agreement, the Consultant Agreement or the Director’s Mandate, will still be vesting.

The vesting always refers to entire Subscription rights. In case the respective annual percentage of the total number of Subscription rights that are granted to the Selected Participant is not an integer number, this number shall be rounded down and an additional Subscription Right shall vest for the year as soon as the sum of the hitherto neglected fractions shall amount to one (such addition Subscription Right shall form the sum of the fraction(s) of a Subscription Right which was/were neglected upon the vesting of the previous bracket/brackets).

4.4.Nominative nature

The Subscription Rights are in registered form and shall be registered in the register of Subscription Rights Holders to be kept at the registered office of the Company.

4.5.Term of the Subscription Right

The term of the Subscription rights under the Plan shall end ten years after the decision to issue them.

4.6.Exercise Periods

Unless otherwise decided by the Board of Directors or one or more proxy holders appointed thereto for all or a part of the Subscription Rights before or at the moment of the Offer, and without prejudice to Articles 4.3.4, 4.7 and 4.8, the vested Subscription Rights may only be exercised in compliance with Article 4.3.4, and only during (i) a period of four weeks following the announcement of the results of the first quarter, or (ii) if no quarterly results are announced, during the month of March of every year (an “Exercise Period(s)”). The Board of Directors or one or more proxy holders appointed thereto shall be authorized to provide for possible additional Exercise Periods.

The Subscription Rights Holder shall be free not to exercise all or part of any vested Subscription Rights in the course of an exercise period and to postpone the exercise of the unexercised Subscription rights to a later Exercise Period, subject only to the exceptions and limitations contained in Articles 4.7 and 4.8.

The (still) exercisable Subscription Rights which are not exercised at the time of the conclusion of the last exercise period during the Term stipulated in article 4.5, shall automatically expire without value.

4.7.Exercisability of Subscription Rights: exceptions and limitations

4.7.1.End of the Employment Agreement, the Consultancy Agreement or the Directorship

At the end of: (i) the Employment Agreement for a compelling reason (within the meaning of Article 35 of the Act of 3 July 1978), or (ii) the Consultancy Agreement for breach of contract, or (iii) the Directorship for compelling reasons, in respect of the Selected Participant who is also a Warrant holder, intervening before the exercise of the Subscription rights, the relevant Selected Participant’s Subscription rights not exercised at that moment shall automatically expire (regardless of whether the Subscription rights were vested in accordance with Article 5.2.5), and shall expire with no value.

At the End of the Employment Agreement, the Consultant Agreement or the Directorship of a Selected Participant who is also Subscription Rights Holder, and unless otherwise decided by the Board of Directors or one or more proxy-holders appointed thereto for all or a part of the Subscription Rights prior to the End of the Employment Agreement, the Consultant Agreement or the Directorship:

(i)	The Subscription Rights of the Selected Participants, which have at that moment not vested, will in accordance with article 4.3.4 become automatically void and without value; and
(ii)

The Subscription Rights which have vested at that moment may be exercised in the first or second upcoming Exercise Period. The Subscription Rights of the Selected Participant concerned which are not exercised during these Exercise Periods can, in deviation of article 4.6, second paragraph, not be transferred to a later Exercise Period and will upon the expiration of this Exercise Period immediately and automatically become void and without value.

4.7.2.Death

If a Subscription Rights Holder dies while a Subscription Rights has not been exercised and is exercisable or may be exercised according to the issuance and exercise conditions, all vested unexercised Subscription rights held by the Subscription Rights Holder shall be transferred to the Subscription Rights Holder’s Beneficiary and such vested Subscription Rights may be exercised by the Beneficiary at the time and according to the procedures stipulated in the issuance and exercise conditions. The Subscription Rights of the relevant Subscription Rights Holder that had not yet been vested at the time of their death shall automatically expire with no value in accordance with Article 5.2.5.

A Subscription Rights Holder may only designate their husband / wife and / or one or more other legal heirs as their Beneficiary.

The designation, as well as the revocation and re-designation of a Beneficiary must be made in writing.

In the absence of any valid designation under the two preceding paragraphs, the persons who are the Subscription Rights Holder’s legal heirs under the applicable succession laws shall be deemed to be the Beneficiary. If there are several heirs, the heirs acting jointly or, where appropriate, a person designated by all heirs acting jointly, shall be deemed to be the Beneficiary.

4.7.3.Retirement pension

At the End of the Employment Agreement, the Consultant Agreement or the Directorship of the Selected Participant who is also Warrant holder, the Selected Participant shall, due to his legal retirement or reaching retirement age, retain their vested Subscription Rights and may exercise such Subscription Rights without prejudice at the time and according to the procedures stipulated in the issuance and exercise conditions. The Subscription Rights held by the Subscription Rights Holder in question at the time of taking their retirement pension and which have not been vested in accordance with Article 4.3.4 shall automatically expire with no value, unless the Board of Directors or one or more proxy holders appointd thereto prior to the End of the Employment Agreement, the Consultant Agreement or the Directorship has decided otherwise for all or a part of the Subscription Rights.

4.8.Acceleration of the exercise of the Subscription rights

Unless the Board of Driectors or one or more proxy holders appointed thereto decides differently for all or a part of the Subscription Rights, the Holder of Subscriptio Rights, in the herafter listed cases, has the right to exercised, in an accelerated manner, his Subscription Rights, irrespective the fact whether these are already vested in accordance with article 4.3.4 during the foreseen Exercise Period or any other Exercise Period which the Board of Directors can organise, in accordance with the formalities foreseen in these Regulations and taking into consideration and taking the charge of all possible tax consequences tied to an accelerated exercise.

(i) liquidation of the Company;

(ii) the sale of all or substantially all of the assets of the Company;

(iii) change of control over the company.

The tax consequences of an accelerated exercise shall be borne by the relevant Subscription Rights Holder.

The Company shall notify the Subscription Rights Holders in writing if any of the events listed above occurs, as well as about any additional Exercise Periods about which the Board of Directors has decided.

If the Subscription Rights Holder, in the event of (i) or (ii) occurring, as mentioned above, does not wish to accelerate the exercise of their Subscription Rights, such Subscription Rights shall automatically expire and shall be void, unless otherwise decided by the Board of Directors or by one or more proxy holders appointed thereto for all or a part of these Subscription Rights granted under these Regulations.

4.9Transferability of the Subscription rights

The Subscription Rights are not transferable except in the event of the death of a Subscription Rights Holder, in which case the Subscription Rights held by the Warrant Holder at the time of death shall be transferred to the Beneficiary in accordance with the terms of Article 4.7.2. The Board of Directors or one or more proxy holders appointed thereto may authorize exceptions to this non-transferability for all or a part of the Subscription Rights granted under these Regulations.

The possible tax consequences of a transfer pursuant to a statutory obligation shall be borne by the Warrant holder.

4.10.Ordinary shares to which a Warrant entitles possession

4.10.1 Ordinary shares; dividend

Each Subscription Right entitles to subscribe to one ordinary share of the Company.

The ordinary shares to be issued upon the exercise of the Subscription Rights shall entitle to dividends from the beginning of the financial year in which the Subscription Rights are exercised or, if the Subscription Rights are exercised at a time when the annual meeting has not yet decided on the allocation of the financial results of the past financial year, from the start of the financial year preceding the year in which the Subscription Rights are exercised.

4.10.2. Exercise procedure; issuance of shares; shareholders’ register; ADSs or other securities

The Company shall only be obliged to issue ordinary shares to the benefit of the Holder of the Subscription Rights only as a result of the exercise of the Subscription Rights if the requirements set out in Article 4.11 are fulfilled. No fractions of ordinary shares shall be issued upon the exercise of a Subscription Right.

In the event of the exercise of the Subscription Rights, the ordinary shares will be issued as soon as reasonably possible, taking into account the applicable administrative and corporate formalities and taking into account the number of shares to be issued, after the end of the exercise period concerned in accordance with the relevant provisions of the Code on Companies and Associations.

After the issuance of ordinary shares pursuant to the exercise of Subscription Rights, the Board of Directors shall ensure that the new ordinary shares are registered in the share register of the Company in the name of the subscriber.

The subscriber can, if so wished by the subscriber, take the necessary steps for the inclusion in the listing of the new ordinary shares in the form of ADSs or other securities. All direct costs and taxes which must be borne in this respect will be paid for by the relevant shareholder. The Company shall provide reasonable support to convert the shares in ADSs or in other (relevant) securities.

4.11.Exercise procedure

An exercisable Subscription Right shall only be validly exercised if, by the last day of the relevant Exercise Period, the Board of Directors receives:

(i)

a letter delivered through email, addressed to the Board stating that Subscription Rights are being exercised. The letter shall expressly mention the number of Subscription Rights to be exercised and signed by the Holder of the Subscription Rights (or his Beneficiaries); and

(ii)

full payment for the ordinary shares subscribed for pursuant to the exercise of the Subscription Rights, by bank transfer to an account of the Company the number of which shall be notified by the Company; and

(iii)	if the Subscription Rights are exercised by a person or persons other than the Selected Participant, appropriate proof of the right of such person or persons to exercise the Subscription Right; and
(iv)	statements and documents that the Board deems necessary or desirable to comply with applicable legal or regulatory requirements, and which the Board requires to be submitted.

The Board of Directors or one or more proxy holders appointed thereto shall have the power to change the above procedure at its own discretion and/or to allow deviations thereto for all or a part of the Subscription Rights granted under these Regulations.

Irrespective the moment within the Exercise Period on which the aforementioned actions have been taken, the Subscription Rights will be deemed to have been exercised on the last date of this Exercise Period.

Upon (and under condition of) acceptance of the Subscription rights, the Selected Participant shall also grant a call option in favour of the Company on all the shares they have acquired following the exercise of the Subscription rights.

This call option shall be exercisable for six months after the end of the Employment Agreement, the Consultant Agreement, or the Directorship (or, if later, within six months from the exercise of the Subscription rights taking place after the end of the Employment Agreement, the Consultant Agreement, or the Directorship of the relevant Selected Participant), and may be applied to the whole or a part of the ordinary shares acquired by the Selected Participant (or Beneficiary) following the exercise of the Subscription rights. The price per share upon which the call option may be exercised shall be determined as follows:

4.12.Costs and Taxes

Stamp duties, brokerage fees and other similar duties or taxes or social securitiy contributions levied as a result of the Offer, the Grant, the Exercise or the Transfer of the Subscription Rights and / or the acquisition of ordinary shares or ADSs shall be borne by the Subscription Rights Holder.

4.13.Changes to the capital structure of the Company - reservation of rights

Notwithstanding Article 7:71 of the Code on Companies and Associations and without prejudice to the statutory exceptions, the Company may take any decisions it deems necessary with respect to its capital, its Articles of Association or its management, including, but not limited to, a capital reduction with or without distribution to shareholders, a capital increase by incorporation of reserves whether or not new shares are created, a capital increase by contributions in kind, a capital increase by cash contribution whereby the preferential right of the existing shareholders may or may not be restricted or withdrawn, an issue of bonus shares, convertible bonds, preferred shares, bonds cum subscription rights, ordinary bonds or naked subscription rights, an alteration to the Articles of Association regarding the appropriation of profit or the liquidation proceeds or other rights attached to the ordinary shares, a share split, a distribution of share dividends, a dissolution of the Company, a merger, a division or a contribution or a transfer of a totality or of an industry whether or not accompanied by the exchange of shares. The Company may make such resolutions even if they (could) lead to a reduction of the benefits which the issuance conditions of the Subscription Rights and the law assign to the Subscription Rights Holders, unless the sole purpose of such resolutions should be such a reduction.

In the event of a merger or division, the Board of Directors shall make all reasonable efforts to ensure that the Subscription Rights outstanding at the date of such transaction shall be replaced by subscription rights in the merged company or the demerged companies in accordance with the exchange ratio applied to the ordinary shares of the Company existing at that time.

4.14.Exercise of the Subscription Rights in accordance with the law

If the Subscription Rights Holder exercises Subscription Rights under Article 7:71 of the Code on Companies and Associations, the thus acquired ordinary shares shall not be transferable as long as the Subscription Rights would not have been otherwise (i.e. abstraction of such exercise) exercisable in accordance with the issuance and exercise conditions. The possible tax consequences of such exercise shall be borne by the Subscription Rights Holder.

5.Miscellaneous

5.1.Authorized Representative of the Board of Directors

The Board of Directors can revoke the mandate of the Authorized Representative of the Board of Directors at any time and grant a new mandate to a different Authorized Representative of the Board of Directors. The Authorized Representative of the Board of Directors can resign at any moment by written notification thereto to the Board of Directors.

5.2.Applicable law

These Regulations, the Subscription Rights and the issuance and exercise conditions of the Subscription Rights are governed by Belgian law.

5.3.Competent courts

The Courts and Tribunals of the district of the registered office of the Company shall have exclusive jurisdiction over any disputes regarding the Subscription Rights or the issuance and exercise conditions thereof.

5.4.Notices

Any notice to the Subscription Rights Holder shall be made by email to the Materialise email addres of the Subscription Rights Holder concerned, or shall be sent by registered letter to the address mentioned in the register of Subscription Rights Holders or by written notice with acknowledgement of receipt.

Any notice to the Company, the Board of Directors or its Authorized Representative shall only be valid if made by email to legal@materialise.be or by registered letter with acknowledgement of receipt to the registered office of the Company or by written notification with confirmation of receipt.

Any notice shall be deemed to have arrived three business days after the postmark of the registered letter or the first working day following the sending of the email, if the notice has been given by email. Changes of address must be notified in accordance with this provision.